UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
  Specialized Disclosure Report

Alamo Group Inc.
(Exact Name of Registrant as Specified in its Charter)

State of Delaware	0-21220	74-1621248
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1627 E. Walnut Seguin, Texas 78155
(Address of Principal Executive Offices)

Agnes Kamps (830) 379-1480
(Name and telephone number, including area code, of the person to contact in connection with this report):

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of Alamo Group Inc. (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024.
A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.alamo-group.com under "Corporate Governance."
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibits are included herewith:

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alamo Group Inc.
(Registrant)

Date: May 30, 2025	By:	/s/ Agnes Kamps
Agnes Kamps
Executive Vice President & Chief Financial Officer
(Principal Financial Officer)